[COZEN O'CONNOR LETTERHEAD]

Scott E. Brucker Direct Phone 215-665-3710 Direct Fax 215-701-2410 SBRUCKER@COZEN.COM

February 23, 2007

VIA EDGAR FILING

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Mail Stop: 4561 Attention: Ms. Karen J. Garnett, Assistant Director

Re:	Workstream Inc.
Amendment No. 2 to Registration Statement on Form S-3
Registration No. 333-139403

Ladies and Gentlemen:

On behalf of Workstream Inc. (the “Company”), we are transmitting for filing via EDGAR Amendment No. 2 to the Company’s Registration Statement on Form S-3 (Registration No. 333-139403) (“Amendment No. 2”).

Set forth below is the Company’s response to the comment of the Commission staff as conveyed by David H. Roberts of the Commission staff in a phone conversation on February 12, 2007 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed February 2, 2007 (the “Registration Statement”). For ease of reference, we have set forth the staff’s comment followed by the Company’s response.

Enclosed with this letter are four clean and four marked courtesy copies of Amendment No. 2 setting forth changes made in the Registration Statement.

Securities and Exchange Commission
February 23, 2007

Undertakings

1. Please revise this section to include the undertaking required with respect to a registrant subject to Rule 430C.

The Company has revised the Undertakings section of the Registration Statement as requested.

General

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered by this letter, please contact the undersigned at (215) 665-3710.

Sincerely,

COZEN O’CONNOR

By:	/s/ Scott E. Brucker
Scott E. Brucker